Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.00001 per share, of CooTek (Cayman) Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 10, 2020.

Qiaoling Li

/s/ Qiaoling Li

LQL Global Innovation Investment Inc.

By:	/s/ Qiaoling Li
Name:	Qiaoling Li
Title:	Director

LQL International Limited

By:	/s/ Qiaoling Li
Name:	Qiaoling Li
Title:	Authorized Signatory